

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Qiang Chen
Chief Executive Officer
Asia Times Holdings Ltd.
Suite 3902, 5th Building
Dachong International Center
Nanshan District
Shenzhen, China

   Re: Asia Times Holdings Ltd.
     Draft Registration Statement on Form F-1
     Filed on October 15, 2018
     CIK No. 0001755058

Dear Mr. Chen:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, CIK No. 0001755058

Corporate Structure, page 4

1. Please revise your corporate structure chart to also indicate the structure upon completion of your initial public offering. Include the percentage ownership in the registrant by public shareholders and material beneficial owners. Also, Ronghua Liu and Ka Feng's direct ownership and control over the operating entity in China and any ownership either has, or will have, in the issuer.

Risk Factors
Risks Relating to Doing Business in China
There are significant uncertainties under the Draft Foreign Investment Law..., page 14

2.   Revise your general risk factor captions throughout this section to specifically highlight the risk of non-compliance facing the company. For example, where regulatory compliance is predicated on filings and registrations with the appropriate Chinese regulatory body and the required actions have not yet been taken, the potential violative non-action should be prominently highlighted in the caption, with the text of the risk factor providing the necessary context.

3.   Clarify in a separately captioned risk factor that you are not required by current Chinese law to operate your business through a VIE structure because direct foreign ownership of your operating company in China is not restricted nor prohibited. Highlight by voluntarily using the VIE structure, shareholders are subject to greater uncertainty as to the legality of their share ownership.

Our contractual arrangements with Qianhai and its shareholders may not be effective..., page 18

4.   Disclose whether either of the two shareholders of Qianhai have any material relationships with any of the principal shareholders of the Company.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering., page 27

5.   Please revise to disclose the number of shares that could be sold pursuant to Rule 144 during the pendency of this offering.

Use of Proceeds, page 31

6.   We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIE through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary, and to make loans to your VIE. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

7.   Expand the use of proceeds table to highlight the amount and use of proceeds at levels between the minimum and maximum offering amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

8.   Explain the "Registration fee" component of your operating revenues.

Plan of Operation, page 39

9.   Explain how you expect to generate revenues from your news and media website.

Regulations, page 66

10.   We note your characterization of regulations discussed in this section as those that "are relevant to our business and operations in China." However, the discussion focuses on summarizing regulations without explaining how they impact your operations in China, and in some case, the regulations do not apply to your operations in China. For example, your summary of the M&A Rules concludes with a statement that "the M&A Rules do not apply to Huaya Consultant." If that is the case, it is not clear why the discussion of the M&A rules is included?   Please advise and/or revise.

Financial Statements
Note 1 - Organization and Business Description, page F-7

11.   Refer to the disclosure on page F-7 that your equity interest in Qianhai Asia Times (Shenzen) International Fund Management Co., Ltd. was "spun-off". We also note the disclosure on page 84 that you sold 45% of your equity ownership in Qianhai Asia Times (Shenzen) International Fund Management Co., Ltd. for RMB 31,500 ($4,586) on August 13, 2018. Please revise the disclosure to resolve this inconsistency.

Note 14 - Subsequent Events, page F-20

12.   Please expand the disclosure of the acquisition of the financial and news meda platform, CNNM, in September 2018 to include the purchase price allocation, if material.

Signatures, page II-4

13.   Please revise to indicate who is signing in the capacity of principal accounting officer or controller. Please refer to Form F-1, Signatures, Instructions.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

15.   We note that you cite to industry research for information and statistics regarding business and economic trends. Please provide us with marked copies of any materials that support

Qiang Chen
Asia Times Holdings Ltd.
November 8, 2018
Page 4

these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note by way of example only the Industry Overview Report prepared by Frost Sullivan Information Ltd., referenced on page 2, and the International Monetary Fund statistic cited at page 46.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Terry French, Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications